NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	September 30, 2008	September 30, 2007
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,315,443	2,415,952

Total Diluted Shares	2,324,916	2,432,997

Net Income	$69,116	$430,565

Basic Earnings Per Share	$0.03	$0.18

Diluted Earnings Per Share	$0.03	$0.18